EXHIBIT 13.2

   Quarterly Report to security holders for the third quarter of 2006 on Form
                                     10-QSB

                           ONSCREEN TECHNOLOGIES, INC.
                            CONDENSED BALANCE SHEETS

                                                                                    September 30,
                                                                                         2006        December 31,
                                                                                      (Unaudited)        2005
                                                                                    --------------  --------------
Assets
 Current Assets
 Cash and cash equivalents                                                          $      185,800  $      727,141
  Accounts receivable, net of allowance of $ 6,333 at September 30, 2006 and $
   11,780 December 31, 2005                                                                 27,366          18,226
  Inventory                                                                              2,635,099         552,648
  Prepaid expenses and other current assets                                                160,521         150,682
                                                                                    --------------  --------------
 Total Current Assets                                                                    3,008,786       1,448,697
 Property and Equipment, net of accumulated depreciation of $492,309 at September
    30, 2006 and $399,530 at December 31, 2005                                             187,956         254,757
                                                                                    --------------  --------------
 Other Assets
 Restricted marketable securities available-for-sale                                            --          27,181
 Note Receivable                                                                           122,500              --
 Technology rights, net of accumulated amortization of $273,839 at September 30,
   2006 and  $150,833 at December 31, 2005                                               4,568,904         371,667
 Patent Costs                                                                              505,471         429,096
 Other assets                                                                               22,557          97,087
                                                                                    --------------  --------------
 Total Other Assets                                                                      5,219,432         925,031
                                                                                    --------------  --------------
 Total Assets                                                                       $    8,416,174  $    2,628,485
                                                                                    ==============  ==============
Liabilities and Stockholders' Equity
 Current Liabilities
 Accounts payable and other payables                                                $    1,610,762  $      268,710
 Accrued expenses                                                                          336,007         616,082
 Note payable, related parties, net of discounts of $7,535 at December 31, 2005 .          150,000         192,465
 Note payable, net of discounts of $-0- at September 30, 2006 and $309,695  at
    December 31, 2005                                                                      500,000       4,490,305
                                                                                    --------------  --------------
 Total Current Liabilities                                                               2,596,769       5,567,562

Accrued expenses payable with common stock                                                      --         504,777
Long term convertible note payable at fair value, net of discounts of $553,755 ..        1,006,245              --
                                                                                    --------------  --------------
 Total Liabilities                                                                       3,603,014       6,072,339
                                                                                    ==============  ==============

Commitments (Note 9)                                                                            --              --
Stockholders' Equity (Deficit)
 Preferred stock, par value $0.001; 10,000,000 shares authorized
    Convertible Series A, Preferred stock, 5,000,000 shares authorized, 3,235,580 shares issued at September 30, 2006; 404,543 and 1,885,718 shares outstanding at September 30, 2006 and December 31, 2005, respectively;
      liquidation preference of $400,543 at September 30, 2006                                 401           1,886
    Convertible Series B preferred stock, 30,000 shares authorized, 29,068 shares issued at September 30, 2006 and -0- shares outstanding at both September
        30, 2006 and December 31, 2005                                                          --              --
 Common stock, par value $0.001; 200,000,000 shares authorized,
    131,646,030 and 70,277,219 shares issued and outstanding at
    September 30, 2006 and December 31, 2005, respectively                                 131,646          70,277
 Common stock issuable, at par value,  (32,895 shares at September 30, 2006 and
    150,000 shares at December 31, 2005)                                                        33             150
 Additional paid-in capital                                                             44,060,286      25,088,614
 Accumulated deficit                                                                   (39,379,206)    (28,457,694)
                                                                                    --------------  --------------
                                                                                         4,813,160      (3,296,767)
 Less Accumulated other comprehensive loss                                                      --          (4,413)
 Less Deferred compensation expense                                                             --        (142,674)
                                                                                    --------------  --------------
 Total Stockholders' Equity (Deficit)                                                    4,813,160      (3,443,854)
                                                                                    --------------  --------------
 Total Liabilities and Stockholders' Equity (Deficit)                               $    8,416,174  $    2,628,485
                                                                                    ==============  ==============

                 See accompanying notes to financial statements

                           ONSCREEN TECHNOLOGIES, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                           For the three months ended        For the nine months ended
                                                                  September 30,                    September 30
                                                              2006             2005            2006              2005
                                                          -------------    -------------    -------------    -------------
Revenues                                                  $      84,145    $      37,534    $     148,950    $      90,653

Cost of Revenues                                                327,131           57,945          772,836          121,185
                                                          -------------    -------------    -------------    -------------

Gross Profit                                                   (242,986)         (20,411)        (623,886)         (30,532)

Operating Expenses
Selling, general and administrative                             759,054        1,361,644        5,578,666        3,847,681
Research and development                                        516,485          441,138        2,051,935        1,076,588
Restructuring costs                                                  --               --           13,967               --
                                                          -------------    -------------    -------------    -------------
Total Operating Expenses                                      1,275,539        1,802,782        7,644,568        4,924,269

                                                          -------------    -------------    -------------    -------------
Loss from Operations                                         (1,518,525)      (1,823,193)      (8,268,454)      (4,954,801)
                                                          -------------    -------------    -------------    -------------

Other Income (Expense)
Other income                                                      2,965            3,973           30,139           11,338
Settlement gain (loss), net                                     175,000            4,167       (2,489,507)           4,167
Change in fair value of warrant liability                     2,039,181               --        3,718,543               --
Intrinsic value of convertible debt and amortization of
    debt discount                                              (158,489)        (514,218)      (2,358,217)        (514,518)
Interest expense                                               (819,385)         (76,751)      (1,504,089)        (133,001)
                                                          -------------    -------------    -------------    -------------
Total Other Income (Expense), Net                             1,239,272         (582,829)      (2,603,131)        (632,014)

Net Loss                                                       (279,253)      (2,406,022)     (10,871,585)      (5,586,815)
Preferred Stock Dividends                                        49,794          (48,144)         (49,926)        (154,350)
                                                          -------------    -------------    -------------    -------------
  Net Loss Available to Common Stockholders               $    (229,459)   $  (2,454,166)   $ (10,921,511)   $  (5,741,165)
                                                          =============    =============    =============    =============
Basic and Diluted Loss Per Common Share                   $       (0.00)   $       (0.03)   $       (0.10)   $       (0.08)
                                                          =============    =============    =============    =============
Basic and Diluted Loss Per Common Share Available to      $       (0.00)   $       (0.03)   $       (0.10)   $       (0.08)
    Common Stockholders
                                                          =============    =============    =============    =============
Weighted average common shares outstanding                  130,287,737       72,263,768      106,641,991       69,193,069
                                                          =============    =============    =============    =============

                 See accompanying notes to financial statements

                           ONSCREEN TECHNOLOGIES, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                    UNAUDITED

                                                                                           For the nine months ended
                                                                                                  September 30,
                                                                                         ------------------------------
                                                                                             2006              2005
                                                                                         ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                                                 $(10,871,585)     $ (5,586,815)
Adjustments to reconcile net loss to net cash used in operating activities:
       Stock, warrants and notes issued for compensation and services                       2,123,676            41,650
       Change in value of Warrant Liability                                                (3,718,543)               --
       Non-cash interest expense, including intrinsic value of convertible debt and
           amortization of debt discount                                                    2,358,216           514,518
       Non-cash (gain) loss on settlement, net                                              2,629,984                --
       Bad debt expense                                                                         2,333             1,605
       Amortization of technology rights                                                      123,006            15,000
       Amortization of deferred consulting and compensation                                   258,223           300,177
       Amortization of deferred financing fees                                                381,050                --
       Compensation expense payable in common stock                                           328,541         1,074,801
       Depreciation                                                                            94,500            86,112
       Other                                                                                    4,413             6,198
(Increase) decrease in assets:
       Accounts receivable and other receivables                                             (133,973)          (31,175)
       Inventory                                                                           (2,085,000)         (615,926)
       Prepaid expenses and other current assets                                               (9,839)         (141,434)
       Deposits and other assets                                                               70,420            (3,934)
Increase (decrease) in liabilities:
       Accounts payable and accrued expenses                                                1,673,256           616,077
       Deferred revenues                                                                         (810)            8,840
                                                                                         ------------      ------------
               NET CASH USED IN OPERATING ACTIVITIES                                       (6,772,132)       (3,714,306)
                                                                                         ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
       Investment in technology rights                                                       (800,000)               --
       Investment in patents                                                                  (76,375)         (329,412)
       Proceeds from sales of marketable securities                                            31,291           396,351
       Purchase of property and equipment                                                     (25,150)          (90,941)
                                                                                         ------------      ------------
               NET CASH USED IN INVESTING ACTIVITIES                                         (870,234)          (24,002)
                                                                                         ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
       Series A convertible preferred stock dividends paid                                         --          (121,250)
       Purchase of treasury stock                                                                  --              (225)
       Proceeds from notes and loans payable                                                7,294,950         3,175,000
       Payments on notes and loans payable                                                   (375,475)          (75,000)
       Proceeds from sales of common stock and exercise of warrants and options net of
       offering costs                                                                         181,550            84,250
       Deferred stock issuance costs                                                               --           (15,726)
                                                                                         ------------      ------------
               NET CASH PROVIDED BY FINANCING ACTIVITIES                                    7,101,025         3,047,049
                                                                                         ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (541,341)         (691,259)
                                                                                         ============      ============
Cash and Cash Equivalents at Beginning of Year                                                727,141         1,561,650
                                                                                         ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF PERIODS                                              $    185,800      $    870,391
                                                                                         ------------      ------------

(continued)

                           ONSCREEN TECHNOLOGIES, INC.
                 CONDENSED STATEMENTS OF CASH FLOWS (continued)
                                    UNAUDITED

                                                                                           For the nine months ended
                                                                                                  September 30,
                                                                                         ------------------------------
                                                                                             2006              2005
                                                                                         ------------      ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Income taxes paid                                                                        $         --      $         --
                                                                                         ============      ============

Interest paid                                                                            $    335,039      $    107,785
                                                                                         ============      ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:

Conversion of Series A convertible preferred stock to common stock                       $      1,610      $      1,101
                                                                                         ============      ============
Discount on debt of convertible notes payable                                            $  3,606,844                 $
                                                                                                                994,074
                                                                                         ============      ============
Accounts payable converted to  notes payable                                             $    375,475      $         --
                                                                                         ============      ============
Conversion of debt to common stock                                                       $  9,454,040      $         --
                                                                                         ============      ============
Technology rights acquired through issuance of warrants                                  $  3,520,243      $         --
                                                                                         ============      ============
Common Stock issued for debt financing                                                   $         --      $     74,074
                                                                                         ============      ============
Deferred consulting and compensation and accrued liabilities payable in common stock     $    833,315      $  1,305,997
                                                                                         ============      ============
Cancellation of warrant                                                                  $         --      $    178,700
                                                                                         ============      ============
Other comprehensive loss from unrealized loss (gain)                                     $         --      $      3,205
                                                                                         ============      ============
Reclassification of warrants from Liability to Equity                                    $  5,668,578
                                                                                         ============      ============

                 See accompanying notes to financial statements

                           ONSCREEN TECHNOLOGIES, INC.

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 BASIS OF PRESENTATION AND GOING CONCERN

OnScreen Technologies, Inc. (the Company) has pioneered and is commercializing innovative thermal management solutions capable of revolutionizing the LED display, semiconductor and electronic packaging industries. Utilizing its patent-pending thermal technologies and architecture, the Company has developed highly advanced, proprietary LED display solutions and cooling applications that provide increased performance and are less expensive to install and support than competing products and technologies. The Company is focused on the commercialization of its innovative thermal cooling technology, WayCool as well as the design, development and sale of LED displays utilizing the OnScreenTM architecture. The Company seeks to develop innovative approaches to these products and delivery systems. Additionally, the Company is continuing efforts toward development and commercialization of its Tensile technology.

The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company has a net loss of $10,871,585 and cash used in operations of $6,772,132 for the nine months ended September 30, 2006. The ability of the Company to continue as a going concern is dependent on the Company's ability to bring the OnScreen(TM) products to market, generate increased sales, obtain positive cash flow from operations and raise additional capital. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

The Company is continuing to raise additional capital which the Company believes will provide sufficient cash to meet its funding requirements to commercialize OnScreen(TM) technology product lines during 2006. As the Company continues to expand and develop its technology and product lines, additional funding will be required. The Company has experienced negative cash flows from operations and incurred net losses in the past and there can be no assurance as to the availability or terms upon which additional financing and capital might be available, if needed.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim financial information which includes condensed financial statements. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations and should be read in conjunction with the Company's Annual Report, Form 10-KSB for the year ended December 31, 2005.

It is management's opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year. Certain reclassifications have been made to the 2005 comparative information to conform to the 2006 presentation.

NOTE 2 LOSS PER COMMON SHARE

Common stock equivalents in the three-month and nine-month periods ended September 30, 2006 and 2005 were anti-dilutive due to the net losses sustained by the Company during these periods, thus the diluted weighted average common shares outstanding in these periods are the same as the basic weighted average common shares outstanding.

At September 30, 2006, 50,950,510 potential common stock shares are issuable upon the exercise of warrants and options and conversion of debt to common stock. These are excluded from computing the diluted net loss per share as the effect of such shares would be anti-dilutive.

NOTE 3 INVENTORY

Inventories are stated at the lower of cost or market value. The first in first out (FIFO) method is utilized for reporting inventories. During the three and nine months ended September 30, 2006 inventory valuation was reduced by $243,837 and $595,167, respectively to reflect the market value of certain impaired inventory. The following information is presented for inventory at September 30, 2006 and December 31, 2005:

                                         September 30, 2006   December 31, 2005
                                         ------------------   ------------------

Work In Process                          $        2,004,189   $                0
Finished Goods                                      630,910              552,648
                                         ------------------   ------------------
Total Inventory                          $        2,635,099   $          552,648
                                         ==================   ==================

NOTE 4 INCOME TAXES

The Company has not recognized an income tax benefit for its operating losses generated in the three-month and nine-month periods ended September 30, 2006 and 2005 based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefits for the three-month and nine-month periods ended September 30, 2006 and 2005 is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

NOTE 5 STOCK-BASED EMPLOYEE COMPENSATION

On January 1, 2006, the Company implemented Statement of Financial Accounting Standard 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment" which replaced SFAS 123 "Accounting for Stock-Based Compensation" and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires the fair value of all stock-based employee compensation awarded to employees to be recorded as an expense over the related vesting period. The statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption. During 2006, all employee stock compensation is recorded at fair value using the Black Scholes Pricing Model. In adopting SFAS 123(R), the Company used the modified prospective application ("MPA"). MPA requires the Company to account for all new stock compensation to employees using fair value and for any portion of awards prior to January 1, 2006 for which the requisite service has not been rendered and the options remain outstanding as of January 1, 2006, the Company recognized the compensation cost for that portion of the award the requisite service was rendered on or after January 1, 2006. The fair value for these awards is determined based on the grant-date. As of January 1, 2006, accrued compensation payable in common stock of $469,112 previously classified as a liability was reclassified as equity due to the implementation of SFAS 123(R).

On June 26, 2000, the Company's Board of Directors adopted the OnScreen Technologies, Inc. 2000 Stock Option Plan (the "Plan"). The Plan provides for the issuance of incentive stock options (ISO's) to any individual who has been employed by the Company for a continuous period of at least six months. The Plan also provides for the issuance of Non Statutory Options (NSO's) to any employee who has been employed by the Company for a continuous period of at least six months, any director, or consultant to the Company. The Company may also issue reload options as defined in the plan. The total number of common shares of common stock authorized and reserved for issuance under the Plan is 600,000 shares. The Board shall determine the exercise price per share in the case of an ISO at the time an option is granted and such price shall be not less than the fair market value or 110% of fair market value in the case of a ten percent or greater stockholder. In the case of an NSO, the exercise price shall not be less than the fair market value of one share of stock on the date the option is granted. Unless otherwise determined by the Board, ISO's and NSO's granted under the Plan have a maximum duration of 10 years.

On August 25, 2005, the Board of Directors approved the 2005 Equity Incentive Plan ("2005 Plan") for 2,000,000 shares of the Company's common stock. The 2005 Plan provides for the issuance of stock options to attract, retain and motivate employees, to encourage employees, directors and independent contractors to acquire an equity interest in the Company, to make monetary payments to certain employees based upon the value of the Company's stock and provide employees, directors and independent contractors with an incentive to maximize the success of the Company and to further the interest of the shareholders. The 2005 Plan provides for the issuance of Incentive Stock Options and Non Statutory Options. The Administrator of the plan shall determine the exercise price per share at the time an option is granted but the exercise price shall not be less than the fair market value on the date the options is granted. Stock options granted under the 2005 Plan have a maximum duration of 10 years.

The following information is presented for the non-vested stock options for the three months and nine months ended September 30, 2006:

                                                        Three Months Ended                 Nine Months Ended
                                                  ------------------------------------------------------------------
                                                                                      Weighted         Weighted Avg.
                                                                                         Avg.          Grant-date
                                                    Number of        Grant-date       Number of           Fair
                                                     Shares          Fair Value         Shares            Value
                                                  -------------     ------------------------------------------------
Non-vested stock options at beginning of period
                                                      7,166,485     $        0.27          151,250     $        0.23
Granted during the period                                    --                --        8,757,485     $        0.36
Vested during the period                                (58,750)    $        0.45       (1,781,000)    $        0.57
Forfeited during the period                          (6,365,235)                        (6,385,235)
                                                  =============                      =============
Non-vested stock options at September 30, 2006          742,500     $        0.45          742,500     $        0.45
                                                  =============                      =============

The following information is presented for the stock option activity for the three months and nine months ended September 30, 2006:

                                  Three Months Ended                  Nine Months Ended
                            --------------------------------    --------------------------------    --------------     -------------
                                                  Weighted                            Weighted                           Aggregate
                                                  Average                              Average          Average          Weighted
                                                  Exercise                            Exercise         Remaining         Intrinsic
                              # of shares          Price           # of shares          Price        Contract Life         Value
                            ---------------    -------------    ----------------    ------------    --------------     -------------
Outstanding at
beginning of period:           14,327,485           $0.10            6,112,500        $0.19
Forfeited                      (7,115,235)          $0.05           (7,157,735)       $0.05
Granted                                --              --            8,757,485        $0.04
Exercised                        (880,000)          $0.01           (1,380,000)       $0.08
                            ---------------                     --------------
Outstanding at
    September 30, 2006          6,332,250           $0.16            6,332,250        $0.16            3.2 years          $2,053,920
                            ===============                     ==============
Outstanding exercisable
     at September 30, 2006      5,589,750           $0.17            5,589,750        $0.17            2.9 years          $1,793,295
                            ===============                     ==============

The fair value of each stock option is estimated on the date of grant using a Black Scholes Pricing Model. The fair value of options granted during 2006 was estimated using the following approximate assumptions: dividend yield of 0%, expected volatilities of 130% -202% (based on historical volatility over a range of the expected term), risk-free interest rates of 4.4% - 5.2%, and expected lives of 1 - 5 years (based on the contractual term of the option).

In accordance with SFAS 123(R), during the nine months ended September 30, 2006, the Company recognized compensation expense of $1,000,921 for the fair value of stock options over the vesting period. Due to the Company's net loss position, there was no tax effect recognized. There was no impact on the Company's net loss per share for this additional expense.

At September 30, 2006, the Company has $2,155,981 of unrecognized compensation costs related to non-vested awards and the Company expects to recognize this expense over the vesting period of the stock options.

During 2005, the Company accounted for the stock options and warrants issued to employees, by applying the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the intrinsic value based method, compensation cost is measured on the date of grant as the excess of the fair market value of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the options.

The following table illustrates the effect on net loss and loss per share as if the fair value based method of accounting had been applied to stock-based employee compensation, as required by SFAS No. 123(R), for the three and nine months ended September 30, 2005:

                                                                    Three months ended         Nine months ended
                                                                    September 30, 2005         September 30, 2005
                                                                    ------------------         ------------------
Net Loss Available to Common Stockholders:
Net loss available to common stockholders, as reported               $    (2,454,166)           $    (5,741,165)
     Plus: Intrinsic value of compensation costs included in net
           loss                                                                5,817                     62,051
     Deduct: Fair value of stock-based employee compensation costs           (12,598)                  (149,597)

                                                                     ---------------            ---------------
Pro forma net loss                                                   $    (2,460,947)           $    (5,828,711)
                                                                     ===============            ===============

Loss per common share available to common stockholders:
   Basic and Diluted - as reported                                   $         (0.03)           $         (0.08)
                                                                     ===============            ===============
   Basic and Diluted - pro forma                                     $         (0.03)           $         (0.08)
                                                                     ===============            ===============

The Company estimates the fair value of each stock option and warrant at the grant date by using the Black-Scholes option-pricing model.

NOTE 6 NOTES PAYABLE

On January 30, 2006, the Company entered into a promissory note with a vendor for $375,474.99. The payment terms were $50,000 every two weeks for a total of seven payments and an eighth payment of $25,475 on May 12, 2006. At June 30, 2006, this note has been paid off.

During February 2006, the Company entered into three-month convertible promissory notes and received proceeds of $200,000. The Company had the option to extend these notes for an additional three-month period. Also during the first quarter of 2006, the Company executed unsecured six-month convertible promissory notes totaling $5.1 million. The interest rate was 12% per annum. For $200,000 of notes, the note holders had the right to convert the note to common stock at the lower of the exercise price of $0.25 per share or the price set for the equity round. For the other $5.1 million of notes, the shares will convert to common stock if the Company's bid price reaches or exceeds $0.35 of five consecutive days, then the notes will convert at $0.25 per share or the note holder could elect at any time to convert the note at $0.25 per share to common stock shares. The intrinsic value related to the convertible feature of the debt was valued at $814,237 and was amortized over the three- to six-month term of the notes. For each note, the note holder received a warrant of one share of common stock for each $1 of note principal. The proceeds of the note were allocated to the note and warrants based upon the fair market value of each. This resulted in a discount on notes of $897,061 which was amortized over the three- to six-month term of the notes.

Interest only payments are due monthly until the maturity of this note at which time the principal is due. If the note is paid prior to the maturity date or the extended maturity date, the Company is required to pay the interest for the entire three- or six-month periods. The holders of the convertible notes have a security interest to the extent of their principal and interest in all assets currently owned by the Company including the patent portfolio.

The Company amended the notes with principal amounts of $4,950,000 to extend the notes for an additional six months. The terms of the amended notes included the notes automatically convert to shares of common stock if the Company's bid price reaches or exceeds $0.35 for five consecutive days, then the notes will convert at $0.25 per share. Also a warrant for 1 share of common stock was given to the note holders for every $1 of note principal balance. These warrants were recorded as a discount to debt at their fair market value of $898,500 which was amortized over the term of the notes.

During March 2006, the bid price of the Company's stock exceeded $0.35 per share for five consecutive days and convertible debt totaling $10,050,000 was converted into 40,200,000 shares of common stock. The Company recorded $1,362,093 of interest expense related to the remaining intrinsic value of convertible debt and amortization of debt discount of the notes at the time the debt was converted into common stock for those convertible debt instruments that had a beneficial conversion feature. For those convertible debt instrument that did not have a beneficial conversion feature, the unamortized debt discount of $1,012,102 was recorded as a credit to equity at the time of conversion.

On April 4, 2006, the Company converted $250,000 of convertible unsecured notes into 1,000,000 shares of its common stock at $0.25 per share. The Company recorded $127,500 of interest expense related to the remaining intrinsic value of convertible debt and amortization of debt discount of the note at the time the debt was converted into common stock.

As of June 30, 2006 the convertible debt totaling $10,300,000 was converted into 41,200,000 shares of common stock.

On May 19, 2006 the Company entered into a promissory note for $500,000. Interest on this note accrues at the rate of 10% per annum and is payable at the time the note is paid in full. The note is payable when a proposed offering of the Company's securities, with the note holder as placement agent, closes, or, in the event that the proposed offering does not close on or before the close of business on October 31, 2006, the note is payable thirty days after demand for payment from the holder.

On May 15, 2006 the Company entered into a promissory note with a shareholder for $1,000,000. Interest accrues at 12% per annum, payable monthly, with the first interest payment of $10,000 due June 5, 2006. The principal is payable in one installment on November 15, 2007. The note holder has the right to convert the note to the Company's common stock at the greater of a per share price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date or $0.20. In accordance with FASB 155, the Company recorded this note at fair value. The intrinsic value related to the convertible feature of the note was valued at $339,553 which will be amortized over the term of the note.

On August 28, 2006 the Company entered into a one-month promissory note with a director of the Company for $150,000. Interest on this note accrues at the rate of 12%. On September 28, 2006 the promissory note was extended an additional 30 days with both principal and accrued interest for two months due by October 28, 2006.

During August 2006, the Company entered into unsecured eighteen-month convertible promissory notes totaling $486,000. Interest accrues at 12% per annum, payable monthly, until the maturity of these notes at which time the principal is due. The note holder has the right to convert the note to the Company's common stock at the greater of a per share price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date or $0.20. During September 2006, note holders converted $156,000 of the notes into the Company's common stock.

During September 2006, the Company entered into unsecured eighteen-month convertible promissory notes totaling $240,000. Interest accrues at 12% per annum, payable monthly, until the maturity of these notes at which time the principal is due. The note holder has the right to convert the note to the Company's common stock at the greater of a per share price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date or $0.20. During September 2006, note holders converted $10,000 of the notes into the Company's common stock.

NOTE 7 DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

On January 1, 2006, the Company implemented SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". This statement allows the Company to elect fair value measurement of hybrid financial instruments on an instrument-by instrument basis in cases in which a derivative would otherwise have to be bifurcated.

The Company does not use derivative financial instruments to hedge exposures to cash flow or market risks. However the promissory note entered into during the second quarter with a shareholder had an embedded conversion option to purchase the Company's stock, with the number of shares indexed to the Company's future stock price. Accordingly, the embedded conversion option qualified during the second quarter as a derivative. This promissory note was amended on September 28, 2006 to include a conversion to equity floor price per share of $0.20 resulting in the promissory note no longer qualifying as a derivative financial instrument.

If any of the derivatives could potentially result in the Company's having indeterminable shares (i.e. from a conversion price that is indexed to the Company's stock price), then, per the Emerging Issues Task Force ("EITF") 00-19 Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's own Stock the Company is required to classify all outstanding non-employee warrants or options at fair value as a derivative liability. The initial entry to record the derivative liability for these outstanding warrants is a reclassification from additional paid-in-capital of the fair value of the warrants as of the reclassification date (May 15, 2006). At each subsequent reporting period, the Company continues to record these instruments at fair value as a derivative liability with any difference recorded as a change in the fair value of warrant liability under other income or expense in the Statement of Operations until such time as the Company no longer has an instrument with indeterminate shares. As of the nine months ended September 30, 2006, the Company no longer has any instruments with indeterminate shares. For the three months and nine months ended September 30, 2006, a change in the fair value of warrant liability under other income and expense of $2,039,181 and $3,718,543, respectively was recorded for derivative liabilities. As of September 28, 2006 the balance of the warrant liability of $5,668,578 was reclassified to equity. The fair value was computed at June 30 2006 and at September 28, 2006 using the Black-Scholes option pricing model with the following assumptions:

                                               June 30, 200   September 28, 2006
                                               ------------   ------------------
Expected  Volatility  (based on  historical
volatility)                                        120.7%              122.7%
Expected  Term (based on weighted average
contractual term of warrants)                  2.5 years           2.5 years
Expected Dividends                                     0                   0
Discount Rate                                      5.130%              4.600%

NOTE 8 TECHNOLOGY RIGHT AND LICENSE AGREEMENT

Effective March 24, 2006, the Company purchased from CH Capital, Inc. all right, title and interest in and to the WayCool technology, patent application and Letters Patent. CH Capital, Inc. is a related party controlled by a director and an officer of the Company. To acquire this technology, the Company paid $800,000 to CH Capital, Inc. and agreed to issue CH Capital, Inc. a three year warrant to acquire up to 7,040,485 shares of common stock at $0.20 per share. The warrant is valued at $3,520,243 using the Black Scholes option pricing model with the following assumptions:

Estimated Volatility (based on historic volatility)                       131.4%
Expected Term (based on contractual term)                               3 years
Expected Dividends                                                            0
Discount Rate                                                              4.69%

NOTE 9 COMMITMENTS

On February 1, 2006, the Company entered into an agreement with a consultant to provide research and development services. For these services, the Company pays a monthly fee of $50,000 over a one-year period.

On April 1, 2006, the Company entered into an agreement with a consultant to provide research and development services. For these services, the Company pays a monthly fee of $15,000 over a one year period.

On June 1, 2006, the Company entered into an agreement with a consultant to provide sales and marketing services. For these services, the Company pays a monthly fee of $15,000.

NOTE 10 PREFERRED STOCK

During the nine months ended September 30, 2006, the Company converted 24,000 shares of the Company's Series A convertible preferred stock into 96,000 shares of the Company's common stock at the request of certain Series A convertible preferred stock holders.

During the nine months ended September 30, 2006, the Company issued 250,000 shares of its Series A and 1,000 shares of Series B convertible preferred stock to its Chief Financial Officer in accordance with his employment agreement. The 250,000 shares of Series A convertible preferred stock were valued at $1.00 per share based on contemporaneous cash sales around the grant date. The 1,000 shares of Series B convertible preferred stock were valued at $270 per share based on contemporaneous cash sales around the grant date. The total value of these shares of $520,000 was expensed over the requisite service period. During July 2006, the 250,000 shares of Series A convertible preferred were converted into 1,250,000 shares of the Company's common stock at the conversion ratio of four common plus one bonus share for each share of Series A Preferred. The 1,000 shares of Series B convertible preferred were converted into 1,250,000 shares of the Company's common stock at the conversion ratio of 1,000 common plus 250 common bonus shares for each share of Series B Preferred.

During the three months ended September 30, 2006, the Company converted 1,461,175 shares of the Company's Series A convertible preferred stock into 7,305,875 shares of the Company's common stock at the request of certain Series A convertible preferred stock holders. The conversion ratio was four common plus one common bonus share for each share of Series A Preferred. The Company also converted accrued dividends of approximately $134,905 into 674,523 shares of the Company's common stock at a per share price of $0.20 for those shareholders who elected to convert accrued dividends to common shares.

NOTE 11 OTHER EQUITY TRANSACTIONS

During the nine months ended September 30, 2006, the Company issued 113,883 shares of its common stock to an employee in accordance with his employment agreement. These shares were valued at $25,000 using a thirty-day average price of $0.2195 per share at December 31, 2005, in accordance with the employee's employment agreement.

During the nine months ended September 30, 2006, the Company issued 150,000 shares of its common stock that it had accrued for at December 31, 2005.

During the nine months ended September 30, 2006, the Company issued 100,000 shares of its common stock for investor relation services. These shares were valued at $20,000 based upon the $ 0.20 per share quoted market price of the stock on the date of grant and were recorded as administrative expenses during 2006

During the nine months ended September 30, 2006, the Company converted $10,300,000 of convertible unsecured notes into 41,200,000 shares of its common stock at $0.25 per share.

During the nine months ended September 30, 2006, warrants for 7,175,000 shares of its common stock at a price of $0.01 were exercised. The Company issued 7,175,000 of these shares.

During the nine months ended September 30, 2006, the Company issued 500,000 shares of its common stock at $0.20 per share under its Employee Equity Ownership agreements.

During the nine months ended September 30, 2006, the Company issued 100,000 shares of its common stock for sales and marketing services. These shares were valued at $20,000 based on the quoted market price of the stock on the date of grant and were recorded as consulting expenses during 2006

During the nine months ended September 30, 2006, the Company recorded compensation expense of $1,000,921 for stock options that the requisite service was performed during the nine months ended September 30, 2006. The compensation expense is recorded over the vesting period based upon fair market value of the options using the Black Scholes option model in accordance with SFAS 123(R) as discussed in Note 4 - Stock-Based Employee Compensation.

The Company also recorded $469,112 of compensation expense for stock that is to be issued based upon employment agreements that the requisite service had been performed by January 1, 2006 when the Company implemented SFAS 123(R). It had previously been recorded as accrued expenses payable with common stock recorded on the balance sheet. The Company also recorded an additional $187,423 of compensation expense for stock that is to be issued based upon employment agreements that the requisite service had been performed as of the nine months ended September 30, 2006.

During the nine months ended September 30, 2006, the Company recorded consulting expense of $320,840 for stock warrants for non-employees to acquire 698,001 shares of the Company's common stock. The $320,840 of consulting expense was expensed during the first nine months of 2006 as the services had been provided. The $320,840 value was based upon fair market value of the options using the Black Scholes option model. These warrants were valued using the following assumptions:

Estimated Volatility (based on historic volatility)              128.4% - 159.5%
Expected Term (based on contractual term)                            1 - 3 years
Expected Dividends 0 Discount Rate                                 4.69% - 5.10%

On June 29, 2006, the Company obtained shareholder approval to increase the number of authorized common stock shares from 150,000,000 to 200,000,000.

NOTE 12 SUBSEQUENT EVENTS

During October 2006, the Company entered into unsecured eighteen-month convertible promissory notes which total $3,255,000. Interest accrues at 12% per annum, payable monthly, until the maturity of these notes at which time the principal is due. The note holder has the right to convert the note to the Company's common stock at the greater of a per share price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date or $0.20. During October 2006, note holders converted $2,655,000 of the notes into the Company's common stock.

During October 2006, note holders converted $460,000 of the unsecured eighteen-month convertible promissory notes generated during the third quarter into the Company's common stock.

During October and November 2006, warrants for 692,287 shares of its common stock at a price of $0.01 were exercised.

During November 2006, the Company converted 15,000 shares of the Company's Series A convertible preferred stock into 75,000 shares of the Company's common stock at the request of a Series A convertible preferred stock holder. The conversion ratio was four common plus one common bonus share for each share of Series A Preferred. The Company also converted accrued dividends of approximately $1,500 into 7,500 shares of the Company's common stock at a per share price of $0.20 for the shareholder who elected to convert accrued dividends to common shares.

On November 2, 2006, the Company paid the remaining principal and interest due of $153,200 on the promissory note that it had entered into on August 28, 2006 with director of the Company.


                                       15